VOZROZHDENIE BANK

File № 82-4257

RECEIVED
2007 MAR 21 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29.01.07
1101/851

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07021969

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of facts that can materially influence the price of joint-stock company's securities.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 3/21

Statement of facts that can materially influence the price of joint-stock company's securities

Information about including joint-stock company's securities into the list of securities accepted for trading by the organiser of trading at the securities market and excluding joint-stock company's securities from the above-mentioned list

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow GSP, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru/investors/material-facts

2. Content of the Message
Corporate name of the organizer of trade at the securities market: Non-commercial partnership "Stock exchange "Russian Trade System" Category (type), series of joint-stock company's securities included or excluded from the list of securities accepted for trade by the stock exchange: Ordinary non-documentary registered shares In case if joint-stock company's securities are accepted for trading at the stock exchange – the name of the quote list, in which joint-stock company's securities are include or excluded from. In case if joint-stock company's securities are accepted for trading at the stock exchange without listing – information about this fact. Securities are excluded from the list of securities accepted for trading without listing. Basis for securities excluding: Decision of the Board of Directors of Non-commercial partnership "Stock Exchange "Russian Trade System" dated September 12, 2006 on transfer of trading at the classical market from Non-commercial partnership "Stock Exchange "Russian Trade System" to the Open joint-stock company "Stock Exchange "Russian Trade System" . The above mentioned securities are now traded and will be traded in the future at the Open joint-stock company "Stock Exchange "Russian Trade System"

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. 19th January, 2007	*Stamp*	

END